

July 11, 2016

<u>Via E-Mail</u>
Warren S. de Wied, Esq.
Fried, Frank, Harris Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

      Re: **Morgans Hotel Group Co.**
                Preliminary Proxy Statement on Schedule 14A
                Filed on June 22, 2016
                File No. 1-33738

                Schedule 13E-3
                Filed on June 22, 2016
                File No. 5-81634

Dear Mr. de Wied:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

1.   We note that the Company has requested confidential treatment with respect to exhibits (c)(2) and (c)(3) to the Schedule 13E-3. Comments related to the request will be sent under separate cover.

Preliminary Proxy Statement

Background of the Merger, page 21

2.   We note disclosure on pages 30, 33, 34 and 35 indicating that Morgan Stanley provided or discussed preliminary financial analyses of the Company or Hudson and Delano. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Morgan Stanley during the board's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

3.   Please supplement the disclosure in this section to indicate the outcome of the interest expressed by each of what appears to be at least 21 separate bidders. For example, but without limitation, while disclosure indicates that certain bidders were either not responsive, withdrew from the process or were rejected by the Company, there does not appear to be any disclosure regarding the outcome of interest expressed by bidders G, M, N, P and T. As another example, disclosure on page 28 indicates that the Special Transaction Committee determined to defer its pursuit of bidders D, E, H, K and L until the Company first resolved the uncertainty regarding the future manager of the Company's hotel-owned assets.

Reasons for the Merger; Recommendation of the Board of Directors…, page 44

4.   Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A and refer to the definition of affiliate and Exchange Act Rule 13e-3(a)(1).

5.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clauses (ii) through (vi) of Instruction 2 to Item 1014 or Item 1014(c), (d) or (e) or explain why such factor was not deemed material or relevant. Please advise or revise.

Position of SBE, Merger Sub and Purchaser…page 55

6.   Similarly, the preceding comment applies to the fairness determination of SBE, Merger Sub, Purchaser and Yucaipa with respect to clauses (ii) and (vi) of Instruction 2 to Item 1014 and Item 1014(c), (d) and (e). If SBE, Merger Sub, Purchaser and Yucaipa based their fairness determination on the analysis and discussion of these factors undertaken by the Board, then SBE, Merger Sub, Purchaser and Yucaipa must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). Please revise accordingly.

Certain Effects of the Merger, page 59

7.   Please provide the disclosure required by Instruction 3 to Item 1013(d) of Regulation M-A. Refer to Item 7 of Schedule 13E-3.

Equity Financing, page 63

8.   Please revise the disclosure here to explain the reference to "PIK toggle."

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions